Mail Stop 3561

July 28, 2008

Mr. Peter D. Hunt, Chief Financial Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

      Re: Pinnacle Airlines Corp.
              Form 10-K for the year ended December 31, 2007
              Filed March 17, 2008
              File No. 001-31898

Dear Mr. Hunt:

We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                  Sincerely,

                  Linda Cvrkel
                  Branch Chief